UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 19, 2019 (March 13, 2019)

Oaktree Capital Group, LLC

(Exact name of registrant as specified in its charter)

Delaware	001-35500	26-0174894
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 South Grand Avenue, 28th Floor, Los Angeles, California	90071
(Address of principal executive offices)	(Zip Code)

(213) 830-6300

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On March 13, 2019, Oaktree Capital Group, LLC, a Delaware limited liability company (“Oaktree”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Brookfield Asset Management Inc., a corporation incorporated under the laws of the Province of Ontario (“Brookfield”), Berlin Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”) and wholly-owned subsidiary of Brookfield, Oslo Holdings LLC, a Delaware limited liability company (“SellerCo”) and wholly-owned subsidiary of Oaktree Capital Group Holdings, L.P. (“OCGH”), and Oslo Holdings Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Oaktree (“Seller MergerCo”), pursuant to which, among other things, (i) Merger Sub will merge with and into Oaktree (the “Merger”), with Oaktree continuing as the surviving entity, and (ii) immediately following the Merger, SellerCo will merge with and into Seller MergerCo (the “Subsequent Merger” and together with the Merger, the “Mergers”), with Seller MergerCo continuing as the surviving entity.

Effects of the Merger

The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), each Class A Unit of Oaktree (other than unvested Class A Units and units owned by Oaktree or Merger Sub), issued and outstanding immediately prior to the Effective Time will, at the election of the holder, be converted into the right to receive either $49.00 in cash (the “Cash Consideration”) or 1.0770 Class A Limited Voting Shares of Brookfield (“Brookfield Class A Shares”), together with any dividends or distributions thereon payable in accordance with the Merger Agreement (the “Share Consideration” and together with the Cash Consideration, the “Merger Consideration”), without interest. At the effective time of the Subsequent Merger (the “Subsequent Effective Time”), each unit of equity interest in SellerCo (a “SellerCo Unit”) will, at the election of the holder, be converted into the right to receive either Cash Consideration or Share Consideration. However, all elections with respect to Class A Units and SellerCo Units will be prorated to ensure that no more than fifty percent (50%) of the aggregate Merger Consideration is paid in the form of Cash Consideration or Share Consideration.

As further described below under the heading titled “Unitholder Support Agreement,” prior to the Effective Time, the institutional limited partners of OCGH will exchange 100% of their limited partnership units in OCGH (“OCGH Units”) for SellerCo Units on a one-for-one basis. Each other OCGH limited partner will exchange approximately 20% of such limited partner’s OCGH Units for SellerCo Units on a one-for-one basis. As a result, immediately prior to the Effective Time, the holders of SellerCo Units will consist solely of those holders of former OCGH Units that were exchanged for SellerCo Units. OCGH’s general partner has agreed to use its reasonable best efforts to obtain commitments from each OCGH limited partner (other than the institutional limited partners of OCGH) to agree not to sell, transfer, pledge, encumber, assign or otherwise dispose of 50% of the Brookfield Class A Shares received by such limited partner in the Subsequent Merger for a period of 90 days immediately following the date of the closing of the Mergers (the “Closing Date”).

All of Oaktree’s outstanding unvested Class A Units are held by current, or in certain cases former, employees, officers and directors of Oaktree and its subsidiaries. At the Effective Time, each unvested Class A Unit of Oaktree will be converted into one unvested OCGH Unit (each, a “Converted Class A Unit”) and will thereafter be subject to the terms and conditions of the OCGH limited partnership agreement. The Converted Class A Units will (i) be subject to the same vesting terms that were applicable to such units prior to the Effective Time, (ii) be entitled to receive ongoing distributions in respect of earnings, but not capital distributions and (iii) upon vesting, receive the accumulated value of capital distributions that accrued while such units were unvested. No unvested Class A Units or Converted Class A Units are expected to vest in connection with the Mergers.

Board Recommendation

Oaktree’s Board of Directors (the “Board”) established a special committee (the “Special Committee”) comprised solely of independent directors and empowered the Special Committee to, on behalf of, and acting solely in the interests of the holders of Class A Units (other than OCGH or Oaktree’s members who are also equity holders of OCGH) to investigate, review, evaluate, negotiate the terms and conditions, and determine the fairness, of the Contemplated Transactions (as defined in the Merger Agreement) and recommend to the Board what action, if any, should be taken by the Board with respect to the Contemplated Transactions.

The Board, acting on the unanimous recommendation of the Special Committee, has (i) unanimously approved and adopted the terms of the Merger Agreement and (ii) unanimously recommended the adoption of the Merger Agreement and approval of the Contemplated Transactions by Oaktree’s members.

Distributions on Class A Units

The Merger Agreement restricts Oaktree’s ability to pay cash distributions without Brookfield’s prior written consent, except as follows:

•	ordinary course quarterly distributions on Oaktree’s Series A and Series B Preferred Units;

•

a distribution in respect of the first quarter of 2019 (to be paid in the second quarter of 2019) in an amount not to exceed $1.05 per Class A Unit (and a corresponding distribution to OCGH by certain subsidiaries of Oaktree jointly owned by Oaktree and OCGH in an amount not to exceed, when aggregated with all other such distributions in such quarter to OCGH, $1.11 per OCGH Unit); and

•

if the closing of the Mergers has not occurred by September 30, 2019, a quarterly distribution, paid at times consistent with past practice, in respect of the third quarter of 2019 (to be paid in the fourth quarter of 2019) and each quarter thereafter in an amount not to exceed $0.67 per Class A Unit per quarter (and a corresponding distribution to OCGH in an amount not to exceed, when aggregated with all other such distributions in such quarter to OCGH, $0.74 per OCGH Unit); provided that such distributions may not exceed an amount equal to 85% of Oaktree’s distributable earnings for the quarter to which such distribution relates.

Nevertheless, any quarterly distributions in respect of the first quarter of 2020 (to be paid in the second quarter of 2020) may not be in a dollar amount that is less than the aggregate per Class A Unit amount of Incentive Income (as defined in the Merger Agreement) recognized during fiscal year 2019 that relates to tax distributions from Funds (as defined in the Merger Agreement).

To the greatest extent permitted by the Merger Agreement and applicable law, the Board has authorized the Special Committee to declare distributions after September 30, 2019 if the Board fails to do so.

Conditions to the Mergers

The obligation of the parties to complete the Mergers is subject to customary closing conditions, including, without limitation, (i) the adoption of the Merger Agreement by holders of Oaktree’s Class A Units and Class B Units, voting together as a single class, representing a majority of the voting interests in Oaktree (the “Member Approval”); (ii) the absence of any order or preliminary or permanent injunction preventing the consummation of the Mergers; (iii) the expiration or termination of the applicable Hart-Scott-Rodino Antitrust Improvements Act waiting period and receipt of certain other required antitrust and other regulatory approvals, including, without limitation, from the Committee on Foreign Investment in the United States; (iv) the effectiveness of the registration statement pursuant to which the Brookfield Class A Shares to be issued as part of the Share Consideration will be registered; (v) approval from the New York Stock Exchange for the listing of the Brookfield Class A Shares to be issued as part of the Share Consideration; (vi) the completion of the OCGH Exchange (as described below under the Unitholder Support Agreement) and (vii) Oaktree’s Closing Revenue Run-Rate (as defined in the Merger Agreement) being at least 82.5% of the Base Revenue Run-Rate (as defined in the Merger Agreement). Each party’s obligation to consummate the Mergers is subject to certain other conditions, including (a) the accuracy of the other party’s representations and warranties and (b) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (in each case, subject to certain qualifications).

Client Notifications and Opportunity to Object

The Merger Agreement requires, among other things, that Oaktree inform each investor in each Fund (other than Registered Funds) (each as defined in the Merger Agreement) of the Contemplated Transactions. With respect to Funds that do not permit voluntary redemptions, if an investor in a Fund (or, in the case of a Fund that is a pooled investment vehicle, if a majority in interest of investors in such Fund that are not affiliated with Oaktree) objects in writing within a specified time period, the Fund will be considered to object to the Contemplated Transactions for purposes of the Merger Agreement. With respect to Funds that permit voluntary redemptions, any objecting investor must redeem all or a portion of its investment in such Fund in addition to objecting in writing within a specified time period. The assets under management of objecting Funds will not be included in the calculation of Closing Revenue Run-Rate for purposes of the closing condition as described above, except that for Funds that permit voluntary redemptions only the portion so redeemed will not be included in assets under management for purposes of calculating the Closing Revenue Run-Rate. The Merger Agreement includes additional requirements with respect to Funds that are registered, or that have elected to be treated as a business development company, under the Investment Company Act of 1940.

Certain Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants by Oaktree, Brookfield and the other parties to the Merger Agreement, including, among others, covenants (i) for each party to use its reasonable best efforts to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Mergers, and not to engage in specified types of transactions during this period, subject to certain exceptions, (ii) for each party to use its reasonable best efforts to obtain governmental or regulatory approvals and (iii) subject to certain exceptions, for Oaktree not to solicit certain alternative acquisition proposals, engage in discussions or negotiations with respect to such proposals or provide non-public information in connection with such proposals.

In addition, the Merger Agreement contains covenants that require Oaktree to obtain the Member Approval and, subject to certain exceptions, for the Board to recommend that Oaktree’s members adopt the Merger Agreement. Pursuant to the Merger Agreement, Oaktree will, in lieu of calling a meeting of its members, provide a form of member written consent for the purpose of obtaining the Member Approval to Oaktree’s members as soon as reasonably practicable after the registration statement on Form F-4 that will be filed by Brookfield registering the Brookfield Class A Shares issuable in the Mergers is declared effective under the Securities Act of 1933, as amended (“Securities Act”). However, in the event that the Board has changed its recommendation to Oaktree’s members to adopt the Merger Agreement, Oaktree may, and Brookfield has the right to require that Oaktree, call and hold a meeting of Oaktree’s members to obtain the Member Approval (a “Meeting Election”).

The Merger Agreement contains certain termination rights for each of Oaktree and Brookfield, including, among others, (i) the right of either party to terminate the Merger Agreement (a) if the Mergers are not consummated on or before March 13, 2020 (as that date may be extended to June 13, 2020 by either party under certain circumstances in which the requisite regulatory approvals have not been obtained but all other closing conditions set forth in the Merger Agreement have been satisfied or waived) or (b) if, following a Meeting Election, the Member Approval is not obtained by the conclusion of a meeting of Oaktree’s members called for the purpose of obtaining the Member Approval, (ii) the right of Brookfield to terminate the Merger Agreement if (a) the Board or Special Committee changes its recommendation that Oaktree’s members adopt the Merger Agreement or has failed to make or reaffirm such recommendation in certain circumstances (a “Triggering Event Termination”) or (b) if OCGH does not deliver to Oaktree its written consent adopting the Merger Agreement within the time frame specified in the Merger Agreement (a “Written Consent Termination”) and (iii) the right of Oaktree to terminate the Merger Agreement if Brookfield fails to consummate the Merger within two business days of being required to do so. The Merger Agreement provides that, upon termination of the Merger Agreement under certain specified circumstances, Oaktree will be required to pay Brookfield a termination fee of $225 million (the “Termination Fee”).

Reimbursement Agreement

In connection with entering into the Merger Agreement, Oaktree, OCGH, Howard Marks and Bruce Karsh entered into a letter agreement (the “Reimbursement Letter”) providing that, if Oaktree is obligated to pay Brookfield the Termination Fee, then Oaktree and OCGH will take all necessary action to cause Oaktree’s subsidiaries comprising the Oaktree Operating Group (as defined in Oaktree’s Fourth Amended and Restated Operating Agreement) to bear such fee (together with certain other related costs). The Reimbursement Agreement further provides that, if Oaktree is required to pay Brookfield the Termination Fee as a result of a Written Consent Termination at a time when either (i) Brookfield was not eligible to terminate the Merger Agreement due to a Triggering Event Termination or (ii) Brookfield was eligible to terminate the Merger Agreement due to a Trigger Event Termination as a result of a breach of the Merger Agreement, in whole or in part, by, or at the direction of, Howard Marks or Bruce Karsh, then Messrs. Marks and Karsh will, collectively, reimburse Oaktree for the Termination Fee, and the amount to be paid by the Oaktree Operating Group as described in the preceding sentence will be reduced on a dollar-for-dollar basis.

Unitholder Support Agreement

Voting Obligation

In connection with entering into the Merger Agreement, Oaktree entered into a Unitholder Support Agreement with Brookfield, Merger Sub, OCGH and Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company and which serves as the general partner of OCGH. OCGH has agreed, among other things and subject to the terms of the Unitholder Support Agreement, to vote all of its Class A Units and Class B Units of Oaktree (the “Subject Units”), which represent, in the aggregate, approximately 92% of the total voting power in Oaktree, in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, and against any change in the Board, against any competing acquisition proposals, and against any other proposal or action that would constitute a breach by Oaktree under the Merger Agreement or of OCGH under the Unitholder Support Agreement or that is intended or could reasonably be expected to prevent, frustrate, impede, interfere with, materially delay or adversely affect the Merger or the other transactions contemplated by the Merger Agreement. In furtherance of this obligation, if a Meeting Election has not been made requiring that Oaktree hold a meeting of its members for the purpose of obtaining the Member Approval, OCGH has agreed to return a written consent adopting the Merger Agreement within 5 business days after the later of the effectiveness of Brookfield’s registration statement on Form F-4 and receipt by OCGH of Oaktree’s consent solicitation statement that will be included in the registration statement.

In the event that, in accordance with the Merger Agreement, the Special Committee or the Board changes its recommendation that Oaktree’s members adopt the Merger Agreement, OCGH must instead vote in favor of adopting the Merger Agreement (and in any event is prohibited from voting in excess of), (i) a number of its Subject Units representing 25% of the total voting power in Oaktree plus (ii) a number of other Subject Units which, as a percentage of the aggregate voting power of all such other Subject Units, is equal to the Proportionate Percentage. The “Proportionate Percentage” is the percentage of aggregate voting power with respect to all outstanding Class A Units held by other Oaktree members, voting as a single class, voting in favor of the adoption of the Merger Agreement.

OCGH Exchange

The Unitholder Support Agreement further requires that:

•	after the receipt of the Member Approval, OCGH distributes the 13,000 Class A Units held by it to one or more of its limited partners in partial redemption for OCGH Units;

•

OCGH’s general partner or its designee declare an “Open Period” under its limited partnership agreement requesting that (i) each institutional limited partner of OCGH elect to exchange all of the OCGH Units held by it and (ii) each of OCGH’s other limited partners elect to exchange its pro rata portion of 14,503,267 OCGH units, in each case for interests in SellerCo prior to the Effective Time;

•

if any OCGH limited partner did not participate in the voluntary exchange as described in the immediately preceding bullet with respect to all of its OCGH Units eligible to participate in such exchange, then OCGH’s general partner must require a mandatory exchange of such OCGH Units in accordance with its limited partnership agreement; and

•

OCGH’s general partner use its reasonable best efforts to obtain commitments from each OCGH limited partner (other than institutional limited partners) to agree not to sell, transfer, pledge, encumber, assign or otherwise dispose of 50% of the Brookfield Class A Shares received by such limited partner in the Subsequent Merger for a period of 90 days immediately following the Closing Date.

Post-Closing Governance

The Merger Agreement contemplates that, at the Effective Time, the Fourth Amended and Restated Limited Liability Agreement of Oaktree be further amended and restated (as amended, the “New LLC Agreement”) to provide for, among other things, certain governance rights to be held by OCGH and Brookfield following the closing of the Mergers.

Board of Directors

The New LLC Agreement will include certain agreed-upon governance provisions that will be applicable during the “Initial Period”, and other provisions applicable thereafter. The “Initial Period” is the period of time beginning on the Closing Date and ending no earlier than the third business day following, at Brookfield’s election, the earliest to occur of (a) Howard Marks and Bruce Karsh collectively ceasing to beneficially own at least 42% of the equity in the Oaktree Operating Group that they beneficially owned immediately after the closing of the Mergers (which amount shall be deemed to include any charitable donations they are permitted to make prior to the closing of the Mergers), (b) Howard Marks and Bruce Karsh both ceasing to be actively and substantially involved in the oversight of the day-to-day affairs of the Oaktree Operating Group’s business, in each case for a period of at least 90 consecutive days or an aggregate of 180 calendar days in any 360-day period, except as a result of incapacitation, (c) the incapacitation of both Howard Marks and Bruce Karsh and (d) the seventh anniversary of the Closing Date.

The New LLC Agreement will also provide that, during the Initial Period, the Board will be comprised of no less than five individuals and, without Brookfield’s consent, no more than 10 individuals, with two selected by OCGH and two selected by Brookfield. The remaining directors will be nominated by OCGH and be subject to joint written appointment by each of OCGH and Brookfield. Immediately following the closing of the Mergers, it is anticipated that the Board will consist of ten individuals.

Pursuant to the Merger Agreement, the initial post-closing Board is anticipated to consist of:

•	OCGH Directors: Howard Marks and Bruce Karsh

•	Brookfield Directors: Bruce Flatt and Justin Beber

•	Joint Directors: John Frank, Steve Gilbert, Richard Masson, Sheldon Stone, Marna Whittington and Jay Wintrob

With respect to the period following the Initial Period, the New LLC Agreement will provide that, as long as the holders of OCGH Units on the Closing Date and certain related parties (the “Permitted OCGH Holders”) continue to beneficially own at least 15% of the equity in the Oaktree Operating Group beneficially owned by them immediately after the closing of the Mergers, then OCGH will be entitled to appoint a number of directors equal to the greater of (i) a number of directors proportionate to such equity ownership and (ii) two directors. Otherwise, for so long as the Permitted OCGH Holders continue to beneficially own at least 5% (but less than 15%) of the equity of the Oaktree Operating Group beneficially owned by them immediately after the closing of the Mergers, OCGH will be entitled to appoint one director. Brookfield will appoint the remaining directors to the Board.

Voting and Approval Rights

During the Initial Period, Class A Units will have 1 vote per unit and Class B Units will have 10 votes per unit on all matters to be submitted to a vote of the Oaktree members. Following the closing of the Mergers, it is anticipated that OCGH will possess approximately 85% of the membership vote in Oaktree. After the Initial Period, Class A Units and Class B Units will each have 1 vote.

During the Initial Period, subject to certain exceptions, Brookfield’s approval will be required in order for Oaktree to take certain actions, including, among others, (i) engaging in Material mergers, business combinations or sales or acquisitions of assets, (ii) issuing, amending the terms of, redeeming or repurchasing equity securities of Oaktree or its subsidiaries, (iii) materially changing any accounting or tax policy, (iv) changing the organizational documents of Oaktree or its subsidiaries under certain circumstances, (v) entering into, terminating or materially amending Material contracts, (vi) making Material capital expenditures, (vii) entering into any Material business or line of business different than Oaktree’s business at it exists on the Closing Date, discontinuing any Material business, or otherwise fundamentally changing the nature of the Oaktree business as it exists on the Closing Date, (viii) engaging in affiliate transactions, (ix) commencing or settling Material litigation and (x) incurring, amending or guaranteeing Material indebtedness, subject to certain exceptions. For this purpose, “Material” generally means, subject to certain exceptions, a transaction, event, circumstance, action or development that would have an impact of more than $250 million on the assets or liabilities of the Oaktree Operating Group or $40 million on the annual net revenues or annual expenses of the Oaktree Operating Group.

After the Initial Period, so long as the Permitted OCGH Holders continue to beneficially own at least 10% (the “Minimum Threshold”) of the equity in the Oaktree Operating Group owned by them immediately after the closing of the Mergers, subject to certain exceptions OCGH’s approval will generally be required to take certain of the actions that, as described above, would require Brookfield’s consent during the Initial Period. The Minimum Threshold is 5% in respect of disproportionately dilutive equity issuances and 1% in respect of affiliate transactions. In addition, Brookfield cannot remove without cause either Howard Marks or Bruce Karsh so long as they collectively beneficially own at least 25% of the equity in the Oaktree Operating Group owned by them immediately after the closing of the Mergers, other than as a result of incapacitation.

Joint-Product Development Committee

The New LLC Agreement will provide for the creation of a joint-product development committee, subject to applicable regulatory requirements, to be comprised of representatives of each of OCGH and Brookfield for the purpose of identifying and advancing benefits of the partnership between each other. Each of OCGH and Brookfield will also each commit to work in good faith to identify and advance benefits of the transaction to the extent consistent with the Oaktree business and based on the core competencies of the respective platforms of each of OCGH and Brookfield.

Liquidity Mechanism

Exchange Right

The Merger Agreement contemplates that, at the closing, Oaktree will enter into a Third Amended and Restated Exchange Agreement that will, among other things, allow OCGH limited partners to exchange certain of their vested OCGH Units for cash, Brookfield Class A Shares, notes issued by a Brookfield subsidiary or equity interests in a subsidiary of OCGH that will entitle such limited partners to the proceeds from a note. Either of such notes will have a three-year maturity and will accrue interest at the then-current 5-year treasury note rate plus 3% (“Exchanges”). Only Converted Class A Units, OCGH Units issued and outstanding at the time of the closing of the Mergers and OCGH Units issued after the closing of the Mergers pursuant to agreements in effect on March 13, 2019 will be, when vested, eligible to participate in an Exchange. The form of the consideration in the Exchange is generally in the discretion of Brookfield, subject to certain parameters. The OCGH Units are otherwise expected to be subject to customary restrictions on transfers.

In general, OCGH limited partners will be entitled to provide an election notice to participate in an exchange during the first 60 calendar days of each year beginning January 1, 2022 (an “Open Period”). However, Converted Class A Units will be eligible to provide an election notice beginning the first year after such units vest. Each Exchange will thereafter be consummated within the first 135 days of such calendar year, subject to extension in certain circumstances.

Valuation

Except as described below, each OCGH Unit will be valued (i) by applying a 13.5x multiple to the trailing three-year average (or two-year average for Exchanges in 2022) of fee-related earnings less stock-based compensation at grant value and excluding depreciation and amortization and a 6.75x multiple to the trailing three-year average of net incentives created, and (ii) adding 100% of the value of net cash (defined as cash less the face value of debt and preferred stock, other than certain preferred stock issued in connection with certain Exchanges), 100% of the value of corporate investments and 75% of fund-level net accrued incentives as of December 31 of the prior year, in each case subject to certain adjustments. Amounts received in respect of each OCGH Unit will be reduced by the amount of any non-tax related distributions received in the calendar year in which the Exchange occurs, but increased by an amount accruing daily from January 1 of such year to the date of the closing of the Exchange at a rate per annum equal to the 5-year treasury note rate as of December 31 of the prior year plus 3%. However, in 2020 and 2021, Converted Class A Units will be valued at $49.00 per unit, less the amount of any capital distributions received upon vesting. Thereafter any such Converted Class A Units will be valued using the same methodology applied to all other OCGH Units.

Annual Limits

Exchanges of OCGH Units, other than Converted Class A Units, will be subject to certain annual caps and limitations as follows:

•

Howard Marks, Bruce Karsh, Jay Wintrob, John Frank, Sheldon Stone, Richard Masson and Larry Keele can, for the Open Period beginning in 2022, exchange up to 20% of the OCGH Units held by them at the closing of the Mergers. For each year thereafter, they will be able to exchange an additional 20% of such OCGH Units (inclusive of any prior exchanges), such that they will be entitled to exchange 100% of their OCGH Units beginning during the Open Period in 2026.

•

Current employees other than those included in the group named in the preceding bullet can, for the Open Period beginning in 2022, sell up to 12.5% of the OCGH Units held by them at the closing. For each year thereafter, they will be able to exchange an additional 12.5% of such OCGH Units (inclusive of any prior exchanges) so long as they are employed by Oaktree or its subsidiaries at the time of the exchange. They will be entitled to exchange 100% of their OCGH Units beginning during the Open Period in 2029. It is currently expected that former employees will sell on a fixed schedule of 12.5% of their OCGH Units each Open Period from 2022 to 2029. It is also currently expected that current employees who cease to be employed by Oaktree or its subsidiaries will, for Open Periods after their departure, sell their remaining OCGH Units (excepting any unvested OCGH Units forfeited in connection with their departure) pro rata over the remaining Open Periods up to and including the Open Period in 2029.

•

Brookfield is not obligated to permit Exchanges that, in the aggregate together with Exchanges requested by all other OCGH limited partners, exceed certain maximum amounts per year. These maximum amounts are: 20% of the exchangeable OCGH Units in calendar year 2022, 25% in 2023, 30% in 2024, and 35% in 2025 and each year thereafter.

Following the 8th anniversary of the Closing Date, Brookfield can discontinue the exchange rights on 36-months’ notice. As a result, the earliest the exchange rights can be terminated is the 11th anniversary of the closing of the Mergers. Following the delivery of a discontinuation notice, the caps and limits set forth above will cease to be in effect.

Suspension of Exchange Rights

Following the closing of the Mergers, OCGH is required to use its reasonable best efforts to obtain advance approval under Oaktree’s fund and other investment advisory agreements to a prospective change of control of Oaktree under the New LLC Agreement following the end of the Initial Period. If, as of the earlier of the expiration of the Initial Period and December 31, 2023, closed-end funds representing at least 80% of the revenue received by Oaktree and its subsidiaries from closed-end funds (excluding certain incentive income and investment income) as of February 28, 2019, do not approve of such change of control, then the exchange rights described above will be suspended until such 80% approval threshold is met.

Tax Receivable Agreement

It is a condition to an OCGH limited partner’s participation in an exchange that such person agree to the terms of an amendment to the existing Second Amended and Restated Tax Receivable Agreement, dated as of March 29, 2012, by and among Oaktree Holdings, Inc., Oaktree AIF Holdings, Inc., Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree Investment Holdings, L.P., Oaktree AIF Investments, L.P. and the other parties from time to time party thereto (the “TRA”).

The amendment to the TRA will provide that the TRA will no longer apply and no Tax Benefit Payments (as defined in the TRA) will be made with respect to any exchanges of OCGH units that occur on or after March 13, 2019, provided that OCGH limited partners will be entitled to the payments described below under “Additional Payments for Future Exchanges”.

With respect to any exchanges of OCGH Units that occurred prior to March 13, 2019, the TRA amendment will provide that Tax Benefit Payments (as defined in the TRA) will continue to be made with respect to such exchanges in accordance with the TRA (as amended in certain respects, including that such payments will be calculated without taking into account any tax attributes of Brookfield).

Additional Payment for Future Exchanges

On each of the first, second and third anniversaries of the Closing Date, Brookfield will pay $66 million in the aggregate to the OCGH limited partners in consideration for certain tax benefits to be delivered upon the exchange of OCGH Units on the Closing Date and for future exchanges of OCGH Units following the Closing Date, which will be allocated among OCGH’s limited partners as determined by OCGH.

The foregoing summaries of the Merger Agreement, the Reimbursement Letter and the Unitholder Support Agreement do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full texts of the Merger Agreement filed as Exhibit 2.1 hereto, the Reimbursement Letter filed as Exhibit 10.1 hereto and the Unitholder Support Agreement filed as Exhibit 10.2 hereto, and in each case incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Oaktree, Brookfield or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be reflected in Oaktree’s or Brookfield’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Oaktree, Brookfield and the other parties to the Merger Agreement, and the transactions contemplated by the Merger Agreement, that will be contained in or attached as an annex to the registration statement on Form F-4 that Brookfield will file in connection with the transactions as well as in the other filings that Oaktree and Brookfield may make with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Current Report is being made in respect of the proposed merger transaction between Oaktree and Brookfield. In connection with the proposed merger, Brookfield will file with the SEC a registration statement on Form F-4 that will include the consent solicitation statement of Oaktree and a prospectus of Brookfield, as well as other relevant documents regarding the proposed transaction. A definitive consent solicitation statement/prospectus will also be sent to Oaktree’s unitholders. This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the consent solicitation statement/prospectus, as well as other filings containing information about Oaktree and Brookfield, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Oaktree by accessing Oaktree’s website at ir.oaktreecapital.com or from Brookfield by accessing Brookfield’s website at bam.Brookfield.com/reports-and-filings. Copies of the consent solicitation statement/prospectus can also be obtained, free of charge, by directing a request to Oaktree Investor Relations at Unitholders – Investor Relations, Oaktree Capital Management, L.P., 333 South Grand Ave., 28th Floor, Los Angeles, CA 90071, by calling (213) 830-6483 or by sending an e-mail to investorrelations@oaktreecapital.com or to Brookfield Investor Relations by calling (416) 359-8647 or by sending an e-mail to enquiries@brookfield.com.

Oaktree and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Oaktree unitholders in respect of the transaction described in the consent solicitation statement/prospectus. Information regarding Oaktree’s directors and executive officers is contained in Oaktree’s Annual Report on Form 10-K for the year ended December 31, 2018, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph

FORWARD-LOOKING STATEMENTS AND INFORMATION

This Current Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which reflect the current views of Oaktree with respect to, among other things, its future results of operations and financial performance. In some cases, you can identify forward-looking statements and information by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on Oaktree’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it. Such forward-looking statements and information are subject to risks and uncertainties and assumptions relating to Oaktree’s operations, financial results, financial condition, business prospects, growth strategy and liquidity.

In addition to factors previously disclosed in Brookfield’s and Oaktree’s reports filed with securities regulators in Canada and the United States and those identified elsewhere in this Current Report, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Brookfield and Oaktree to terminate the definitive merger agreement between Brookfield and Oaktree; the outcome of any legal proceedings that may be instituted against Brookfield, Oaktree or their respective unitholders, shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Brookfield’s or Oaktree’s business; a delay in closing the merger; the ability to obtain approval by Oaktree’s unitholders on the expected terms and schedule; business disruptions from the proposed merger that will harm Brookfield’s or

Oaktree’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Brookfield’s or Oaktree’s ability to pursue certain business opportunities or strategic transactions; the ability of Brookfield or Oaktree to retain and hire key personnel; uncertainty as to the long-term value of the Class A shares of Brookfield following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Brookfield and Oaktree operate; changes in Oaktree’s or Brookfield’s anticipated revenue and income, which are inherently volatile; changes in the value of Oaktree’s or Brookfield’s investments; the pace of Oaktree’s or Brookfield’s raising of new funds; changes in assets under management; the timing and receipt of, and impact of taxes on, carried interest; distributions from and liquidation of Oaktree’s existing funds; the amount and timing of distributions on Oaktree’s preferred units and Class A units; changes in Oaktree’s operating or other expenses; the degree to which Oaktree or Brookfield encounters competition; and general political, economic and market conditions.

Any forward-looking statements and information speak only as of the date of this Current Report or as of the date they were made, and except as required by law, neither Brookfield nor Oaktree undertakes any obligation to update forward-looking statements and information. For a more detailed discussion of these factors, also see the information under the caption “Business Environment and Risks” in Brookfield’s most recent report on Form 40-F for the year ended December 31, 2017, and under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Oaktree’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of Brookfield’s or Oaktree’s future filings.

As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements and information. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description

2.1*	Agreement and Plan of Merger, dated as of March 13, 2019, by and among Oaktree Capital Group, LLC, Oslo Holdings LLC, Oslo Holdings Merger Sub LLC, Brookfield Asset Management Inc. and Berlin Merger Sub, LLC.

10.1	Reimbursement Agreement, dated as of March 13, 2019, by and among Oaktree Capital Group Holdings, L.P., Howard Marks, Bruce Karsh and Oaktree Capital Group, LLC.

10.2	Unitholder Support Agreement, dated as of March 13, 2019, by and among Brookfield Asset Management Inc., Berlin Merger Sub, LLC, Oaktree Capital Group, LLC, Oaktree Capital Group Holdings, L.P. and Oaktree Capital Group Holdings GP, LLC.

*

Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and exhibits to the Agreement and Plan of Merger have been omitted. Oaktree agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd Molz
	Name:	Todd Molz
	Title:	General Counsel and Chief Administrative Officer

Date: March 19, 2019